October 13, 2009
Amanasu Techno Holdings Corporation
11th Floor 115 East 57th Street
New York NY, 10022

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: David R. Humphrey (Branch Chief)

Re: December 31, 2008 Form 10-K File No. 001-31261

Dear Mr. Humphrey:

This letter is to inform you and the United States Securities & Exchange Commission that, Amanasu Techno Holdings Corporation is not able to timely reply and file correspondence to the letter of comments regarding 2008 10-K filing, and 10-Q filing for the quarter ended June 30, 2009 that we received on September 9, 2009. We are currently awaiting advice on several of the comments from our CPA, who is currently awaiting literature that pertain to some not readily used accounting procedure/policies that relate to some of the comments. We sincerely apologize for this lengthy delay, and we appreciate your patience.

If there are any questions regarding to this letter, or if any other details are required please contact Chris Lai at 778-828-3531 or by e-mail chris.lai@amanasu.net.

Yours Sincerely,

/s/ Atsushi Maki

Atsushi Maki
Amanasu Techno Holdings Corporation
Chairman & Chief Executive Officer